Exhibit (12)

THE McGRAW-HILL COMPANIES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2004		2003		2002		2001		2000
	(In thousands of dollars)
Earnings
Earnings from continuing operations before income tax expense, and cumulative change in accounting (net of taxes) (a)(b)(c)(d)	$1,168,905		$1,113,676		$883,492		$606,444		$749,532
Fixed charges (e)	75,856		72,411		76,094		99,472		92,098
Capitalized interest	—		—		—		—		—

Total Earnings	$1,244,761		$1,186,087		$959,586		$705,916		$841,630

Fixed Charges (e)
Interest expense	15,641		$12,275		$25,004		$57,976		$56,434
Portion of rental payments deemed to be interest	60,215		60,136		51,090		41,496		35,664

Total Fixed Charges	$75,856		$72,411		$76,094		$99,472		$92,098

Ratio of Earnings to Fixed Charges:	16.4	x	16.4	x	12.6	x	7.1	x	9.1	x

(a)	2003 includes a $131.3 million pre-tax gain on the sale of 45% interest of Rock-McGraw, Inc.

(b)	2002 includes a $14.5 million pre-tax loss on the sale of MMS International.

(c)	2001 includes a $159.0 million provision for restructuring and asset write-down, a $6.9 million pre-tax gain on the sale of real estate, a $8.8 million pre-tax gain on the sale of DRI, and a $22.8 million pre-tax charge for the write-down of certain assets, the shutdown of Blue List and the contribution of Rational Investors.

(d)	2000 includes a $16.6 million pre-tax gain on the sale of the Company’s Tower Group International Division.

(e)	For purposes of computing the ratio of earnings to fixed charges, “earnings from continuing operations before income tax expense” excludes undistributed equity in income of less than 50%-owned companies, primarily the Company’s earnings in its 45% interest in Rock-McGraw, Inc. The Rock-McGraw earnings over the past five years are as follows: 2004 $00.0 million; 2003 $16.6 million; 2002 $13.9 million; 2001 $9.7 million; and 2000 $9.9 million. “Fixed charges” consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc.(see note 13 to the Company’s Consolidated Financial Statements for the year ended December 31, 2004), and (2) the portion of the Company’s rental expense deemed representative of the interest factor in rental expense. As noted in footnote (a) the company did not have earnings from Rock-McGraw in 2004.

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